Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Accolade, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-239704) on Form S-8 of Accolade, Inc. of our report dated May 7, 2021, with respect to the consolidated balance sheets of Accolade, Inc. as of February 28, 2021 and February 29, 2020, the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended February 28, 2021, and the related notes, which report appears in the February 28, 2021 annual report on Form 10-K of Accolade, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 7, 2021